UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Amendment No.1)*

Under the Securities Act of 1934

Wejo Group Limited
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G9525W109
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G9525W109 SCHEDULE 13G (AMENDMENT NO.1)

1	Names of Reporting Persons Richard Michael Barlow
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,640,380 (See Item 4)
	6	Shared Voting Power 0 (See Item 4)
	7	Sole Dispositive Power 8,640,380 (See Item 4)
	8	Shared Dispositive Power 0 (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,640,380 (See Item 4)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.0% (See Item 4)
12	Type of Reporting Person IN

Item 1(a).     Name of Issuer:

Wejo Group Limited (“Issuer”)

Item 1(b).     Address of Issuer’s Principal Executive Offices:

Wejo Group Ltd
Canon’s Court
22 Victoria Street
Hamilton, Bermuda

Item 2(a).     Name of Person Filing:

Richard Michael Barlow

Item 2(b).     Address of Principal Business Office or, if none, Residence:

The principal business office of the Reporting Person is:

Canon’s Court
22 Victoria Street
Hamilton, Bermuda

Item 2(c).     Citizenship:

United Kingdom

Item 2(d).    Title of Class of Securities:

Common Shares, par value $0.001 per share, of the Issuer

Item 2(e).    CUSIP Number:

G9525W109

Item 3.        Not applicable.

Item 4.         Ownership

(a)-(c) The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page which relates to the beneficial ownership of the common shares of the Issuer, as of December 31, 2022, is incorporated herein by reference. As of December 31, 2022, Mr. Barlow beneficially owned 8,640,380 common shares, including 49,009 warrants each to purchase one common share, which represents approximately 8.0% of common shares outstanding (based on 108,642,526 common shares, which includes (i) 108,593,517 common shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the SEC on November 21, 2022, and (ii) 49,009 common shares issuable in respect of warrants owned by the Reporting Person).

Item 5.        Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person

The responses of the Reporting Person to Items 2(a) and 4 are incorporated herein by reference.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.        Identification and Classification of Members of the Group

Not applicable.

Item 9.        Notice of Dissolution of Group

Not applicable.

Item 10.     Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2023

/s/ Richard Barlow
Name: Richard Barlow
Title: Chief Executive Officer